Exhibit 99.4

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in Minera Andes Inc’s Annual Report on Form 40-F, Amendment No.3 for the year ended December 31, 2007 of our audit report dated March 26, 2008, relating to the Consolidated Financial Statements for each of the years in the two year period ended December 31, 2007.

(signed) BDO Dunwoody LLP

Chartered Accountants
Vancouver, British Columbia
February 12, 2009